Mail Stop 4561
      March 2, 2006

Mr. John M. Thompson
Chief Financial Officer
Kana Software, Inc.
181 Constitution Drive
Menlo Park, CA 94025

	RE:	Kana Software, Inc.
		Form 8-K
		Filed January 11, 2006
            	File No. 0-27163

Dear Mr. Thompson:

      I have completed my review of your Form 8-K filed on January 11, 2006 and do not, at this time, have any further comments.


								Sincerely,


								Thomas Flinn
								Staff Accountant